SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Under the Securities Exchange Act of 1934
(Amendment No. —)*

THE CRONOS GROUP

(Name of Issuer)

Common Shares, $2.00 par value

(Title of Class of Securities)

L20708100

(CUSIP Number)

S. Nicholas Walker
One Bay Street, Suite 400
P.O. Box CB 12618
Nassau, Bahamas
(242) 502-3200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 8, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. L20708100	13D	Page 2 of 12 Pages

1.	Name of Reporting Person: The Lion Fund Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ Not applicable

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 676,300

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 676,300

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 676,300

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ Not applicable

13.	Percent of Class Represented by Amount in Row (11): 9.2%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. L20708100	13D	Page 3 of 12 Pages

1.	Name of Reporting Person: S. Nicholas Walker		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ Not applicable

6.	Citizenship or Place of Organization: United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 676,400

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 743,136

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 743,136

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ Not applicable

13.	Percent of Class Represented by Amount in Row (11): 10.0%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. L20708100	13D	Page 4 of 12 Pages

     The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1. Security and Issuer.

     This statement relates to common shares, $2.00 par value per share, of The Cronos Group (the “Issuer”). The principal executive offices of the Issuer are located at 16, Allée Marconi, Boîte Postale 260, L-2120 Luxembourg.

Item 2. Identity and Background.

     (a)  This Schedule 13D is filed by The Lion Fund Limited, a Cayman Islands exempted company (“LFL”) and S. Nicholas Walker, a director of the Issuer. LFL is managed by York Asset Management Limited, a company incorporated in the Commonwealth of the Bahamas (“YAML”). Mr. Walker is the Managing Director of YAML. Mr. Walker is also the beneficiary of two trusts which collectively own 11.5% of the outstanding capital stock of LFL.

     Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons”. By virtue of his position with YAML, Mr. Walker has the power to vote and dispose of the Issuer’s common shares owned by LFL. Accordingly, the Reporting Persons may be deemed members of a Section 13(d) group and are hereby filing a joint Schedule 13D.

     (b) The principal business and office address of LFL is Queensgate House, 5th Floor, P.O. Box 30464 SMB, George Town, Grand Cayman, BWI. The principal business address of YAML and Mr. Walker is One Bay Street, Suite 400, P.O. Box CB 12618, Nassau, Bahamas.

     (c)  The principal business of LFL is investing in equities and bonds. The principal occupation of Mr. Walker is providing investment management services through YAML and affiliated entities, which provide securities brokerage and investment management services to institutions and sophisticated clients in Europe, the United States of America and Latin America.

     (d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Walker is a citizen of the United Kingdom.

Item 3. Source and Amount of Funds or Other Consideration.

     LFL entered into an agreement to purchase (the “Purchase and Sale Agreement”) 675,000 common shares of the Issuer on May 8, 2003. The aggregate purchase price of the 675,000 common shares is $1,755,000. In November 2002, LFL purchased 1,300 common shares of the Issuer in the open market for an aggregate purchase price of $3,514.94, which acquisition was reported by Mr. Walker on a Form 5 report dated January 27, 2003, as amended on April 7, 2003. The investment capital of LFL is the source of funds used in making the purchases of the Issuer’s common shares.

Item 4. Purpose of Transaction.

     Mr. Walker, by reason of his position as the Managing Director of YAML, which manages LFL, controls LFL. Mr. Walker is also a director of the Issuer. LFL has agreed to purchase the 675,000

CUSIP No. L20708100	13D	Page 5 of 12 Pages

common shares (the “CWAG Shares”) of the Issuer from CW — Abwicklungs AG i.A, formerly known as Central Wechsel-und Creditbank AG (“CWAG”) in a privately-negotiated transaction. The Purchase and Sale Agreement calls for payment for the CWAG Shares on delivery by CWAG of a certificate representing the CWAG Shares to LFL’s custodian, free of restrictions on transfer (other than restrictions on transfer generally imposed on securities under Federal or state securities laws). LFL is acquiring the CWAG Shares for investment, believing the common shares of the Issuer to be undervalued.

     Mr. Walker, as a director of the Issuer, with his fellow directors, periodically evaluates the business of the Issuer and its prospects, including opportunities to enhance shareholder value. From time to time, the Issuer has entered into confidentiality agreements with third parties pursuant to which the Issuer has provided to such third parties information concerning the Issuer, its financial condition, and its prospects to enable such third parties to consider a transaction with the Issuer. Such activities are overseen by the Transaction Committee of the Board, which consists of independent directors of the Board of Directors of the Issuer. Concurrently with LFL’s agreement to purchase the CWAG Shares, Mr. Walker resigned his position as Chair and as a member of the Transaction Committee. Mr. Walker remains on the Transaction Committee as a non-voting advisory member, and is a member of the Board of Directors of the Issuer. LFL will continuously evaluate its holdings in the Issuer. Subject to its investment objectives and financial needs, changes in the price of the Issuer’s common shares, and restrictions on the transfer of its shares imposed by applicable securities laws, LFL may make additional acquisitions or dispositions of common shares of the Issuer, in its discretion.

     Subject to the foregoing, the Reporting Persons are not aware of any plans or proposals which the Reporting Persons may have which relate to or would result in:

(i)	An extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving the Issuer or any of its subsidiaries;

(ii)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(iii)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors, or to fill any existing vacancies on the Board;

(iv)	Any material change in the present capitalization or dividend policy of the Issuer;

(v)	Any other material change in the Issuer’s business or corporate structure;

(vi)	Changes in the Issuer’s Articles of Association or other action which may impede the acquisition of control of the Issuer by any person;

(vii)	Causing the common shares of the Issuer to be delisted from Nasdaq;

(viii)	The common shares of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(ix)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     (a)  The aggregate percentage of common shares of the Issuer reported owned by each Reporting Person is based upon 7,360,080 common shares outstanding, which is the total number of common shares outstanding as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2002 and filed with the Securities and Exchange Commission on March 28, 2003.

CUSIP No. L20708100	13D	Page 6 of 12 Pages

     As of the close of business on May 8, 2003, LFL beneficially owns 676,300 common shares of the Issuer, constituting approximately 9.2% of the common shares outstanding, YAML beneficially owns 676,300 common shares of the Issuer by reason of its position as the Investment Manager of LFL, constituting approximately 9.2% of the common shares outstanding, and Mr. Walker beneficially owns 743,136 common shares (of which 676,300 common shares are deemed beneficially owned by him by reason of his position as the Managing Director of YAML) of the Issuer, representing, in the aggregate, approximately 10.0% of the common shares outstanding. Mr. Walker is also the beneficiary of two trusts which collectively own 11.5% of the outstanding capital stock of LFL. Other than for his beneficial interest in said trusts, Mr. Walker disclaims beneficial ownership of the 676,300 common shares of the Issuer owned by LFL except to the extent of his pecuniary interest in LFL by reason of his position as Managing Director of YAML.

     Of the 743,136 common shares beneficially owned by Mr. Walker, 36,886 of such common shares will be acquired by Mr. Walker upon settlement of director’s stock units granted to him through May 8, 2003 under the Issuer’s Non-Employee Directors’ Equity Plan (the “Plan”), the grant of 5,350 of which is subject to and conditional upon shareholder approval of proposed amendments to the Plan, and 29,850 of such common shares may be acquired by Mr. Walker upon exercise of vested director’s options. The amendments to the Plan are to be presented at the Issuer’s annual meeting of shareholders scheduled for June 5, 2003. If the amendments are not approved by the shareholders, then the grant of 5,350 director’s stock units shall be null and void, with Mr. Walker receiving the cash compensation he would otherwise have received in the absence of his election to receive director’s stock units under the Plan. The number of director’s stock units received by Mr. Walker equals the cash compensation he elected to receive in the form of director’s stock units as a director of the Issuer, multiplied by 125%, with the resultant product divided by the average of the fair market value of a share of the Issuer’s common shares determined for the 20 trading days immediately preceding the date that the cash compensation would otherwise have been payable to Mr. Walker. The Plan was approved by the shareholders of the Issuer at the 2000 annual meeting of shareholders held January 10, 2001, and a copy of the Plan was included as Appendix A to the Issuer’s Proxy Statement, filed with the Securities and Exchange Commission on December 5, 2000, as amended on December 6, 2000, for the Issuer’s 2000 annual meeting of shareholders.

     (b)  Mr. Walker has sole voting power with respect to 676,400 common shares beneficially owned by him and sole dispositive power with respect to 743,136 common shares beneficially owned by him. The common shares beneficially owned by Mr. Walker include the 676,300 common shares beneficially owned by LFL by reason of his position as Managing Director of YAML, the Investment Manager of LFL. Mr. Walker has no voting rights with respect to the 36,886 common shares underlying director’s stock units and 29,850 common shares underlying vested director’s options until common shares are issued to Mr. Walker upon settlement of the director’s stock units or exercise of the director’s options, respectively. YAML has sole voting and dispositive power with respect to the 676,300 common shares beneficially owned by YAML by reason of its position as Investment Manager of LFL. LFL has sole voting and dispositive power with respect to the 676,300 common shares beneficially owned by LFL.

     (c)  Schedule A annexed hereto lists all transactions in the Issuer’s common shares in the last sixty days by the Reporting Persons.

     (d)  No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such common shares of the Issuer.

     (e)  Not applicable.

CUSIP No. L20708100	13D	Page 7 of 12 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Other than as described herein, there are no contracts, arrangements or understandings among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the common shares of the Issuer.

Item 7. Material to be Filed as Exhibits.

1.	Joint Filing Agreement.

2.	Power of Attorney of The Lion Fund Limited

3.	Power of Attorney of S. Nicholas Walker

SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: May 15, 2003	THE LION FUND LIMITED

	By:	York Asset Management Limited, Investment Manager

	By:	/s/ S. Nicholas Walker S. Nicholas Walker, Managing Director

/s/ S. Nicholas Walker S. NICHOLAS WALKER

CUSIP No. L20708100	13D	Page 8 of 12 Pages

SCHEDULE A

Transactions in the Common Shares of the Issuer Within the Past 60 Days

Common Shares Purchased	Price Per Share	Date of Purchase

THE LION FUND LIMITED

675,000	$2.60	May 8, 2003 (1)

YORK ASSET MANAGEMENT LIMITED

None

S. NICHOLAS WALKER

5,350(1)	$2.86	(2)	April 1, 2003(2)
263(1)	$2.78	(2)	April 17, 2003(2)

(1)  LFL and CWAG entered into an agreement of purchase and sale of the common shares on May 8, 2003. The agreement of purchase and sale calls for payment for the common shares on delivery by CWAG of a certificate representing the common shares to LFL’s custodian, free of restrictions on transfer (other than restrictions on transfer generally imposed on securities under Federal or state securities laws).

(2)  The common shares reported will be acquired by Mr. Walker upon settlement of stock units granted to Mr. Walker on the date indicated in the “Date of Purchase” column above under the Issuer’s Non-Employee Directors’ Equity Plan (the “Plan”), the grant of 5,350 of which is subject to and conditional upon shareholder approval of proposed amendments to the Plan. The amendments to the Plan are to be presented at the Issuer’s annual meeting of shareholders scheduled for June 5, 2003. If the amendments are not approved by the shareholders, then the grant of 5,350 director’s stock units shall be null and void, with Mr. Walker receiving the cash compensation he would otherwise have received in the absence of his election to receive director’s stock units under the Plan. The number of stock units received by Mr. Walker equals the cash compensation he elected to receive in the form of stock units as a director of the Issuer, multiplied by 125%, with the resultant product divided by the average of the fair market value of a share of the Issuer’s common shares determined for the 20 trading days immediately preceding the date that the cash compensation would otherwise have been payable to Mr. Walker. The number of common shares thus determined for Mr. Walker on the date indicated in the “Date of Purchase” column above is set forth in the “Common Shares Purchased” column above, and the price used to determine the number of common shares granted to Mr. Walker is set forth in the “Price Per Share” column above.

     The Plan was approved by the shareholders of the Issuer at the 2000 annual meeting of shareholders held January 10, 2001, and a copy of the Plan was included as Appendix A to the Issuer’s Proxy Statement, filed with the Securities and Exchange Commission on December 5, 2000, as amended on December 6, 2000, for the Issuer’s 2000 annual meeting of shareholders.

CUSIP No. L20708100	13D	Page 9 of 12 Pages

EXHIBIT INDEX

Exhibit		Page

1.	Joint Filing Agreement	10
2.	Power of Attorney of The Lion Fund Limited	11
3.	Power of Attorney of S. Nicholas Walker	12

CUSIP No. L20708100	13D	Page 10 of 12 Pages

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(l)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13D dated May 15, 2003 (including amendments thereto) with respect to the common shares of The Cronos Group. This Joint Filing Agreement shall be filed as an Exhibit to such Schedule 13D.

Dated: May 15, 2003	THE LION FUND LIMITED

	By:	York Asset Management Limited, Investment Manager

	By:	/s/ S. Nicholas Walker S. Nicholas Walker, Managing Director

/s/ S. Nicholas Walker S. NICHOLAS WALKER

CUSIP No. L20708100	13D	Page 11 of 12 Pages

POWER OF ATTORNEY

THE LION FUND LIMITED

     KNOW ALL MEN BY THESE PRESENTS that the undersigned hereby constitutes and appoints S. Nicholas Walker and Andrew C. Walker, and each of them, any of whom may act without joinder of the others, its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for it and in its name, place, and stead, in any and all capacities, to sign and file one or more Schedules 13D, and amendments thereto, reporting on the undersigned’s beneficial ownership of securities of The Cronos Group (“Cronos”), pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as it might or could do, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or the substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.

     This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedule 13D with respect to the undersigned’s holdings of and transactions in securities issued by Cronos, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

THE LION FUND LIMITED

By:	York Asset Management Limited, Investment Manager

By:	/s/ S. Nicholas Walker S. Nicholas Walker, Managing Director

Dated: April 30, 2003

CUSIP No. L20708100	13D	Page 12 of 12 Pages

POWER OF ATTORNEY

S. NICHOLAS WALKER

     KNOW ALL MEN BY THESE PRESENTS that the undersigned hereby constitutes and appoints Andrew C. Walker his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign and file one or more Schedules 13D, and amendments thereto, reporting on the undersigned’s beneficial ownership of securities of The Cronos Group (“Cronos”), pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do, hereby ratifying and confirming all that said attorney-in-fact and agent or the substitute of him, may lawfully do or cause to be done by virtue hereof.

     This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedule 13D with respect to the undersigned’s holdings of and transactions in securities issued by Cronos, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

/s/ S. Nicholas Walker S. NICHOLAS WALKER

Dated: April 30, 2003